This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Entourage Mining Ltd., Suite 614-475 Howe Street, Vancouver, BC, V6C 2B3

Item 2: Date of Material Change

April 26, 2005

Item 3: Press Release

April 26, 2005

Item 4: Summary of Material Change

Entourage Mining Ltd. (the “Company”) announces that the Company has added two partners to participate in its Black Warrior gold/silver project in Esmeralda County Nevada (the “Nevada Gold Project”).

United Carina Resources Corp. (UCA: TSX.V) and CMKM Diamonds Inc. (CMKX.PK) have each been granted the right to acquire a 10% interest in the Nevada Gold Project

Item 5: Full Description of Material Change

Entourage Mining Ltd. (the “Company”) announces that the Company has added two partners to participate in its Black Warrior gold/silver project in Esmeralda County Nevada (the “Nevada Gold Project”).

United Carina Resources Corp. (UCA: TSX.V) and CMKM Diamonds Inc. (CMKX.PK) have each been granted the right to acquire a 10% interest in the Nevada Gold Project. Each of the optionees can exercise its option to acquire a 10% interest by:

(a)	paying $40,000 to Entourage upon Entourage executing its sub-lease option agreement to purchase a 100% beneficial interest in the Nevada Gold Project; and
(b)	making $85,000 USD in work commitments or an amount equal to but not to exceed 10% of Entourage’s work expenditures on the Nevada Gold Project.

Entourage welcomes the participation of these companies as the size of the Nevada Gold Project is increasing as more claims are being staked contiguous to the original Black Warrior claim blocks. The company is awaiting drill permits from the Bureau of Land Management and expects to have an extensive drill program underway in the near future.

Item 6: Reliance on section 85 (2) of the Act

NA

Item 7: Omitted Information

NA

Item 8: Senior Officers

Gregory F. Kennedy, President (604-669-4367)
Paul Shatzko, Chairman, (604-688-8286)

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, British Columbia this 26th day of April, 2005

“Gregory F. Kennedy”
________________________________________
Gregory F. Kennedy, President